UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13e
OF THE SECURITIES EXCHANGE ACT OF 1934

DVL, INC.
______________________________________________
(Name of the Issuer)

Lawrence J. Cohen, Jay Chazanoff
and Peter Gray
______________________________________________
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value
______________________________________________
(Title of Class of Securities)

233347103
______________________________________________
(CUSIP Number of Class of Securities)

David J. Heymann, Esq
Post Heymann & Koffler LLP
Two Jericho Plaza, Wing A
Jericho, 11753
516-681-3636
______________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒
Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$6,267,848	$ 446.90

*Calculated solely for the purposes of determining the filing fee.  The transaction valuation assumes the payment for 44,770,345 shares of Common Stock of the subject Company at $0.14 per share in cash.

**The amount of the filing fee, calculated, in accordance with Rule 0-11(b) and the Commission’s Fee Rate Advisory for Fiscal Year 2010, equals .0000713 ($71.30 per million dollars) multiplied by the Total Transaction Value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $446.90 Form or Registration No.: SC13E-3	Filing Party: DVL, Inc. Date Filed: October 26, 2010

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Lawrence J. Cohen, Jay Chazanoff and Peter Gray (the “Filing Persons”), in connection with a proposed going private transaction by DVL, Inc., a Delaware corporation (“DVL”), pursuant to that certain preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by DVL with the Securities and Exchange Commission (the “SEC”) on October 26, 2010 pursuant to Regulation 14A of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and that certain Schedule 13E-3 filed by DVL with the SEC on October 26, 2010 (the “DVL SC 13E-3”).  The Proxy Statement seeks the consent of holders of DVL’s common stock, par value $.01 per share (the “Common Stock”), to amendments to DVL’s Certificate of Incorporation to effect a 1-for-7,500 reverse stock split.

This Schedule 13E-3 is being filed with the SEC by the Filing Persons as the Filing Persons may be deemed “affiliates” of DVL under Rule 13e-3 of the Exchange Act due to the Filing Persons’ ownership interest in DVL and the affiliation of certain of the Filing Persons in NPO Management LLC, the entity that provides asset management services to DVL.  The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy statement.  As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.  This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Except for information specific to the Filings Persons, all information provided herein is based solely on the information provided in DVL’s SC 13E-3 without any independent investigation of any of the Filing Persons.

ITEM 1.  SUMMARY TERM SHEET.

The information set forth in the Proxy Statement entitled “Summary of Terms of Reverse Stock Split” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)           Name and Address.  The name of the subject Company is DVL, Inc., a Delaware corporation.  DVL, Inc.’s executive offices are located at 70 E. 55th Street, New York, New York 10022.  DVL, Inc.’s telephone number is (212) 350-9900.

(b)           Securities.  The subject class of equity securities to which this Schedule relates is the Company’s Common Stock, $0.01 par value (“Common Stock”), of which 44,770,345 shares were outstanding as of September 30, 2010.

(c)           Trading Market and Price.  The Common Stock traded on the OTC Bulletin Board (“OTCBB”) under the symbol “DVLN.”  The information set forth in the Proxy Statement entitled “Reverse Stock Split; ‘Going Private-Going Dark;’ ‘Pink Sheet’ Quotation” and “Opinion of Financial Advisor” is incorporated herein by reference.

(d)           Dividends.  The information set forth in the Proxy Statement entitled “General Information about the Special Annual Meeting and Voting – Dividend Policy” is incorporated herein by reference.

(e)           Prior Public Offerings.  There have been no public offerings in the past three years.

(f)           Prior Stock Purchases.  No shares of Common Stock have been purchased by the Company in the past two years except for the redemption of 100 shares of Class A Preferred Stock, par value $10.00, in October 2010.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           Name and Address.  The name, business address and business telephone number of each of the Filing Persons is:

Name	Business Address	Business Telephone Number

Jay Chazanoff	c/o NPO Management LLC 70 East 55th Street New York, New York 10022	(212) 527-9905
Lawrence J. Cohen	c/o NPO Management LLC 70 East 55th Street New York, New York 10022	(212) 527-9905
Peter Gray	c/o NPO Management LLC 70 East 55th Street New York, New York 10022	(212) 527-9905

(b)           Business and Background of Entities.  Not applicable.

(c)           Business and Background of Natural Persons.  With respect to each of the Filing Persons, the following sets for (i) current principal occupation or employment and location, and (ii) material occupations, positions, offices or employment for the past five years and location.

Each of the Filing Persons is, and has been for the past five years, a principal of Pembroke Companies, Inc. and NPO Management LLC, both of which are privately held investment and management firms in the real estate industry.

None of the Filing Persons has been convicted in a criminal proceeding or has been a party to a judicial or administrative proceeding during the past five years.

Each of the Filing Persons is a citizen of the United States.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)           Material Terms. The information set forth in the Proxy Statement entitled “Reverse Stock Split; ‘Going Private – Going Dark;’ ‘Pink Sheet’ Quotation,” “Background and History of the Reverse Stock Split Proposal,” “Purpose of the Reverse Stock Split,” “Going Private Transaction; Schedule 13E-3 Filing,” “Structure of the Reverse Stock Split,” “Effects on Stockholders With Less Than 7,500 Shares of Common Stock,” “Effects On Stockholders With 7,500 Or More Shares Of Common Stock,” “Effects On The Company,” “General Information about the Special Annual Meeting and Voting – Special Annual Meeting and Voting Information,” “Material U.S. Federal Income Tax Consequences of the Reverse Stock Split,” “Tax Consequences of the Reverse Stock Split to U.S. Holders,” “Tax Consequences to Stockholders Who Receive Both Stock And Cash,” “Tax Consequences of the Reverse Stock Split to Non-U.S. Holders,” “U.S. Federal Income Tax Withholding Requirements for All Stockholders,” and “Tax Consequences of the Reverse Stock Split to the Company” is incorporated herein by reference.

(c)           Different Terms.  The information set forth in the Proxy Statement entitled “Effects on Stockholders With Less Than 7,500 Shares of Common Stock” and “Effects On Stockholders With 7,500 Or More Shares Of Common Stock” is incorporated herein by reference.  All stockholders are treated the same who own 7,500 or more shares of Common Stock; and all stockholders who own less than 7,500 shares of Common Stock will be cashed out.

(d)           Appraisal Rights.  The information set forth in the Proxy Statement entitled “Reverse Stock Split; ‘Going Private-Going Dark;’ ‘Pink Sheet’ Quotation” and “General Information about the Special Annual Meeting and Voting – Appraisal Rights” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders.  The information set forth in the Proxy Statement entitled “Fairness of the Reverse Stock Split” is incorporated herein by reference.

(f)           Eligibility for Listing or Trading.  The information set forth in the Proxy Statement entitled “Reverse Stock Split; ‘Going Private – Going Dark;’ ‘Pink Sheet’ Quotation” and “Disadvantages of the Reverse Stock Split – Substantial or Complete Reduction of Public Sale Opportunities for Our Stockholders” is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)           Transactions. The information set forth in the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 entitled “Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)           Significant Corporate Events. None.

(c)           Negotiations or Contacts. None.

(e)           Agreements involving the Company’s Securities. The information set forth in the Proxy Statement entitled “Security Ownership of Certain Beneficial Owners, Directors and Executive Officers” is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)           Use of Securities Acquired.  According to the terms of the Proxy Statement, the fractional shares of Common Stock acquired pursuant to the Reverse Stock Split will be cancelled.

(c)(1)-(8) Plans.  The information set forth in the Proxy Statement entitled “Reverse Stock Split; ‘Going Private – Going Dark;’ ‘Pink Sheet’ Quotation,” “Background and History of the Reverse Stock Split Proposal,” “Purpose of the Reverse Stock Split,” “Going Private Transaction; Schedule 13E-3 Filing,” “Structure of the Reverse Stock Split” and “Effects on the Company” is incorporated herein by reference.  The information in the Proxy Statement on the proposal to eliminate the Authorized Preferred Stock and Amend and Restate the Company’s Certificate of Incorporation is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)           Purposes.  The information set forth in the Proxy Statement entitled “Reverse Stock Split; ‘Going Private – Going Dark;’ ‘Pink Sheet’ Quotation,” “Background and History of the Reverse Stock Split Proposal,” “Purpose of the Reverse Stock Split,” “Going Private Transaction; Schedule 13E-3 Filing,” and “Structure of the Reverse Stock Split,” “Effects on the Company” and “Advantages to the Reverse Stock Split” is incorporated herein by reference.

(b)           Alternatives.  The information set forth in the Proxy Statement entitled “Background and History of the Reverse Stock Split Proposal” and “Opinion of Financial Advisor – Alternative Transactions Considered” is incorporated herein by reference.

(c)           Reasons.  The information set forth in the Proxy Statement entitled “Reverse Stock Split; ‘Going Private – Going Dark;’ ‘Pink Sheet’ Quotation,” “Background and History of the Reverse Stock Split Proposal,” “Purpose of the Reverse Stock Split,” “Going Private Transaction; Schedule 13E-3 Filing” and “Advantages of the Reverse Stock Split” is incorporated herein by reference.

(d)           Effects.  The information set forth in the Proxy Statement entitled “Effects on Stockholders With Less Than 7,500 Shares of Common Stock,” “Effects On Stockholders With 7,500 Or More Shares Of Common Stock” and “Effects On The Company,” is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a)           Fairness.  The information set forth in the Proxy Statement entitled “Background and History of the Reverse Stock Split Proposal” and “Fairness of the Reverse Stock Split” is incorporated herein by reference.  Based on such information, the Filing Persons have no reason to believe that the transaction proposed in the Proxy Statement is unfair to unaffiliated security holder.

(b)           Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement entitled “Background and History of the Reverse Stock Split Proposal” and “Fairness of the Reverse Stock Split” is incorporated herein by reference.

(c)           Approval of Security Holders.  The information set forth in the Proxy Statement entitled “General Information about the Special Annual Meeting and Voting – Quorum and Required Vote” is incorporated herein by reference.

(d)           Unaffiliated Representative.  The information set forth in the Proxy Statement entitled “Fairness of the Reverse Stock Split” is incorporated herein by reference.  The Board of Directors has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders.

(e)           Approval of Directors.  The information set forth in the Proxy Statement entitled “Reverse Stock Split; ‘Going Private – Going Dark;’ ‘Pink Sheet’ Quotation,” and “Background and History of the Reverse Stock Split Proposal” is incorporated herein by reference.

(f)           Other Offers.  None

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)           Report, Opinion or Appraisal.  The information set forth in the Proxy Statement entitled “Opinion of Financial Advisor” is incorporated herein by reference.

(b)           Preparer and Summary of the Report, Opinion or Appraisal.  The Information set forth in the Proxy Statement entitled “Opinion of Financial Advisor” is incorporated herein by reference.

(c)           Availability of Documents.  The Information set forth in the Proxy Statement entitled “Opinion of Financial Advisor” is incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           Source of Funds.  The information set forth in the Proxy Statement entitled “Financing the Reverse Stock Split” is incorporated herein by reference.

(b)           Conditions.  Not applicable.

(c)           Expenses.  The information set forth in the Proxy Statement entitled “Costs/Source of Funds and Expenses” is incorporated herein by reference.

(d)           Borrowed Funds.  The information set forth in the Proxy Statement entitled “Financing the Reverse Stock Split” is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)           Security Ownership.  The aggregate number of shares of Common Stock beneficially owned by Mr. Cohen as of the date of this Amendment is 4,691,397 shares, or 10.48% of the outstanding Common Stock.

The aggregate number of shares of Common Stock beneficially owned by Mr. Chazanoff as of the date of this Amendment is 2,857,606 shares, or 6.38% of the outstanding Common Stock.

The aggregate number of shares of Common Stock beneficially owned by Mr. Gray as of the date of this Amendment is 322,923 shares, or .72% of the outstanding Common Stock.

(b)           Securities Transactions. None of the Filing Persons has engaged in any transaction in the Common Stock in the past 60 days.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

(a)           Intent to tender or vote in a going-private transaction. Each Filing Person presently intends to vote in favor of the amendments to DVL’s Certificate of Incorporation to effect a 1-for-7,500 reverse stock split.

(b)           Recommendations of Others.  None of the Filing Persons has made any recommendation either in support or against the going private transaction to any other person.

ITEM 13.  FINANCIAL STATEMENTS.

(a)           Financial Information.  The audited consolidated financial statements set forth in our Annual Report on Form 10-K for the years ended December 31, 2009 and December 31, 2008, and the information set forth in the Proxy Statement entitled “Incorporation by Reference” and “Additional Financial Information” is incorporated herein by reference.

(b)           Pro Forma Information.  Not applicable.

ITEM 14.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)           Solicitations or Recommendations. None.

(b)           Employees and Corporate Assets.  None other than in the ordinary course of business in connection with annual meetings of stockholders.  The information set forth in the Proxy Statement entitled “Financing the Reverse Stock Split” and “Costs/Source of Funds and Expenses” is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

(a)           Agreements, Regulatory Requirements and Legal Proceedings.  To the Filing Persons’ knowledge, none.

(b)           Other Material Information.  To the Filing Persons’ knowledge, none.

ITEM 16.  EXHIBITS.

(a)(1)           Proxy Statement on Schedule 14A dated October 25, 2010 incorporated by reference.

(a)(2)           Annual Report on Form 10-K for the fiscal year ending December 31, 2009, dated March 31, 2010, incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2010

/s/ Lawrence J. Cohen
Lawrence J. Cohen

/s/ Jay Chazanoff
Jay Chazanoff

/s/ Peter H. Gray
Peter H. Gray